Exhibit 99.1

Company Contact:	CCG Investor Relations Contact:
Mr. Rick Xiao, Vice President	Mr. Ed Job, Account Manager
Email: rick@qiaoxing.com	Email: ed.job@ccgir.com
Tel: +86-752-282-0268	Tel: +1-646-213-1914 (NY office)
Qiao Xing Universal Telephone, Inc. Changes Name to Qiao Xing Universal Resources, Inc.
HUIZHOU, Guangdong, China, December 18, 2009 — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) (“the Company” or “XING”), an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, today announced that it is changing its name to QIAO XING UNIVERSAL RESOURCES, INC.
The name change, which was approved during the Annual Shareholder Meeting held in Hong Kong on December 18, is intended to reflect XING’s strategy of becoming a pure resources company. The Company is working with its legal counsel to go through several formalities to complete the name change process.
“The new name is a better fit with our future corporate strategy,” commented Mr. Wu Ruilin, Chairman and CEO of the Company. “Our long-term vision is to grow into a competitive resources company in China and we plan to achieve that goal step by step by expanding our molybdenum mine capacity and acquiring more high-grade mines.”
About Qiao Xing Universal Telephone, Inc.
Qiao Xing Universal Telephone, Inc. is an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, China. The Company was previously one of the leading players in the telecommunication terminal products business in China, but made the strategic decision to diversify into the resources industry in 2007. In April 2009, the Company acquired 100% equity interest in China Luxuriance Jade Company, Ltd (“CLJC”). CLJC, which, through its wholly owned Chinese subsidiaries, owns the rights to receive the expected residual returns from Chifeng Haozhou Mining Co., Ltd. (“Haozhou Mining”), a large copper-molybdenum poly-metallic mining company in Inner Mongolia, China. Since then, the Company has further refined its strategy to become a pure resources company and is actively seeking additional acquisition targets in the resources industry.
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal Telephone, Inc.’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal Telephone, Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of December 18, 2009.
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